MEMORANDUM

date:	December 22, 2023

to:	Joseph Cascarano Robert Littlepage Austin Pattan Jeff Kauten

from:	Brandon J. Bortner Telephone Number: 1(202) 551-1840 brandonbortner@paulhastings.com

subject:	Digital World Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4

Office of Technology

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Digital World Acquisition Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed November 13, 2023

File No. 333-264965

Dear Joseph Cascarano, Robert Littlepage, Austin Pattan, and Jeff Kauten:

On behalf of Digital World Acquisition Corp., a Delaware corporation (“we” or “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 8, 2023, regarding the Company’s Amendment No.1 to Registration Statement on Form S-4 filed with the Commission on November 13, 2023 (the “Amendment No. 1”). For the Staff’s convenience, we have repeated below each of the Staff’s comments in bold, and have followed such comment with the Company’s response. Concurrently with the transmission of this letter, we are filing Amendment No. 2 to the Company’s Registration Statement on Form S-4 with the Commission through EDGAR (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.	We note that certain shareholders have agreed to waive their redemption rights. Please disclose any consideration provided in exchange for this agreement.

Response:

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

The Company acknowledges the Staff’s comment and has revised the disclosure on page 5 of the cover of the Amended Registration Statement.

Questions and Answers

What vote is required to approve the proposals, page 18

2.

We note that the Sponsor intends to vote its founder shares in favor of the Business Combination. We further note that Class A and Class B shareholders will vote as a single class. Please revise to disclose the percentage of unaffiliated shareholders required to approve the transaction in light of these facts.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 19, 156 and 157 of the Amended Registration Statement.

What interests do TMTG’s current officers and directors have in the Business Combination?, page 21

3.	Disclose the amount (or range) of the transaction bonus to be paid to TMTG officers if the merger is completed.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 22 and 179 of the Amended Registration Statement.

Summary of the Proxy Statement Prospectus Trump Media and Technology Group, page 30

4.

We note your statement that “since its launch, Truth Social has experienced substantial growth.” Please disclose how the company measures its growth and include a quantified discussion of such measures. Include similar revisions in TMTG Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 31, 155, 241 and 253 of the Amended Registration Statement.

Risk Factors

Risks Related to Digital World and the Business Combination

Failure by New Digital World to timely file and to obtain and maintain effectiveness..., page 66

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

5.

To clarify why the Company expects to continue to seek the termination of the remaining PIPE investment, explain that certain terms of the underlying securities purchase agreement cannot be satisfied by the Company because the registration statement registering the privately-placed securities for resale cannot be declared effective prior to the closing of the Business Combination.

Response:

The Company acknowledges the Staff’s comment and has clarified the disclosure on pages 70, 89, 90 and 175 of the Amended Registration Statement.

The Combined Entity may be a “controlled company”..., page 83

6.

We note your statement that you may be a controlled company “depending on the number of shares of common stock redeemed by the Combined Entity’s Public Stockholders.” However, it appears that the company will be a controlled company under the applicable Nasdaq rules regardless of the redemption scenario due to the issuance of the Class B common stock, which your disclosure states will grant TMTG’s Chairman approximately 55% of the total voting power of the Combined Entity’s outstanding common stock. Please revise or advise.

Response:

The Company acknowledges the Staff’s comment and has clarified the disclosure on pages 87 and 88 of the Amended Registration Statement.

Risks Related to TMTG’s Business, page 93

7.

We note your disclosure on page 241 that you intend to prevent “illegal and other prohibited content” and your disclosure on page 30 regarding Truth Social’s commitment to not censor the speech of its participants. Please provide examples of “illegal and other prohibited content” and discuss the challenges involved with limiting this content on your platform while maintaining “unimpeded access to Truth Social.”

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 125, 242 and 253 of the Amended Registration Statement.

Risks Related to Our Chairman President Donald J. Trump

The terms of a license agreement with President Trump..., page 124

8.

We note your statement that “On October 30, 2023, President Trump verbally affirmed that, notwithstanding his contractual right to do so, he would not terminate the License Agreement prior to the later of (A) the Outside Date and (B) any other date to which the Parties mutually agree to extend the time to consummate the Merger.” Please tell us whether this satisfies the condition to the merger agreement with DWAC that TMGT “use its reasonable best efforts to, as promptly as practicable, and no later than September 29, 2023, obtain from DJT a waiver of (or otherwise render inoperative) his right to terminate the License Agreement prior to December 31, 2023, or any other date by which TMTG and DWAC mutually agree to extend the time to consummate the merger.” If unclear, please expand your risk factor to discuss the consequence of failing to obtain such waiver. Also, disclose whether you believe this verbal affirmation is enforceable.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 129 and 130 of the Amended Registration Statement accordingly.

9.

Please revise your disclosure to describe the current duration of the License Agreement, including what parties to the agreement currently have a contractual right to terminate it, and whether the parties still intend for the License Agreement to be effective in perpetuity at the close of the Business Combination.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 129, 130 and 246 of the Amended Registration Statement.

Risks Related to Ownership of New Digital World Common Stock New Digital World may redeem unexpired Public Warrants..., page 130

10.	Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 137 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 137

11.

We note on page 137 the pro forma balance sheet as of June 30, 2023 combines the historical unaudited condensed balance sheet of Digital World as of June 30, 2023 with the historical unaudited condensed consolidated balance sheet of TMTG as of June 30, 2023 as if the Business Combination and related transactions had been consummated on January 1, 2022. Please clarify, if true, that you have given pro forma balance sheet effect to the Business Combination and related transactions as if they had occurred on June 30, 2023.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 151 of the Amended Registration Statement to refer to the applicable interim period.

12.

Since TMTG is the accounting acquirer and the transaction is a recapitalization of TMTG, it is unclear why you disclose TMTG’s equity holders will receive 127,500,000 shares of common stock at a value of $10.00 per share for total consideration of $875,000,000. It is also unclear how 127,500,000 shares of common stock valued at $10.00 per share results in total consideration of $875,000,000. Please clarify your disclosure on page 138 and elsewhere, as applicable, and advise us.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

Response:

The Company acknowledges the Staff’s comment and has clarified the disclosure on pages 145 and 150 of the Amended Registration Statement.

Note 1. Description of the Merger, page 143

13.

Please disclose the ratio of the exchange of DWAC shares for TMTG shares under the two redemption scenarios. Provide similar disclosure within the disclosure accompanying the per share data on page 54.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 57, 59, 145 and 150 of the Amended Registration Statement.

Note 2 - Basis of Presentation, page 143

14.

Please clarify that notwithstanding the legal form of the Business Combination it is expected to be accounted for as a reverse recapitalization in accordance with U.S. GAAP because TMTG is the operating company and has been determined to be the accounting acquirer, while Digital World is a blank check company.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 150 of the Amended Registration Statement.

The Business Combination Proposal (Proposal 1)

PIPE Investment, page 165

15.

Please quantify the liquidated damages you would be required to pay and the amount of funds you would be required to deposit into the liquidated damages escrow account based upon the remaining PIPE investment as of a recent practicable date.

Response:

The Company acknowledges the Staff’s comment and advises the Staff that the Company does not expect to deposit funds into a liquidated damages escrow account based upon the remaining PIPE investment. The Company has clarified the disclosure accordingly on pages 70 and 174 of the Amended Registration Statement.

The Business Combination Proposal (Proposal 1)

SEC Settlement in Principle, page 174

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

16.

We note that you specifically highlight statements from the July 2023 SEC Cease and Desist Order involving the Company and include citations to the Order as an Exhibit to the registration statement. In addition, you have integrated language from the Order, or in some instances paraphrased excerpts, in various places throughout the background of the business combination beyond the section disclosing the settlement. In order to avoid confusion, please provide disclosure in the background section from the perspective of management and the board as required by Item 501(b)(7) of Regulation S-K, rather than using excerpts or summarized phrases from the Order to describe aspects of the business combination.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 182 through 185 of the Amended Registration Statement.

Description of negotiations by each of SPAC A, SPAC B, and Digital World with TMTG, page 175

17.

Please revise your statement that “[o]n or about June 21, 2022, a staff member of the SEC’s Division of Corporation Finance...” to make clear that the review of the registration statement was being put on hold due to the SEC investigation that preceded the issuance of the Cease-and-Desist Order.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 190 of the Amended Registration Statement.

Digital World’s Reasons for the Business Combination, page 187

18.

We note your statement that “at the time of entry into the Merger Agreement, the Digital World board determined that the Business Combination was advisable, fair to, and in the best interests of Digital World and its stockholders.” We also note your statement on page 190 that the Digital World board no longer believes the provided TMTG business plan and financial model are reflective of the company’s future performance. We further note that due diligence was not completed until after the filing of this amendment. Upon the conclusion of its due diligence, please revise your disclosure to state the board’s recommendation as to whether the board considers the transaction fair and in the best interest of Digital World’s stockholders and the basis for the recommendation. Please make similar revisions to your discussion in the summary of the proxy statement/prospectus.

Response:

On December 22, 2023, the Digital World board completed its due diligence process and decided to recommend to Digital World’s shareholders that they approve the deal, asserting that it is fair and in the best interests of Digital World’s shareholders. Consequently, the Company acknowledges the Staff’s comment. In accordance with the Staff’s Compliance and Disclosure Interpretations question 233.02, the Company has revised the disclosure on pages 41 and 199 of the Amended Registration Statement to clearly outline the basis for the recommendation of Digital World’s board.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

19.

We note your statement that board’s recommendation was “included, but not limited to” the listed material factors. We also note your later statement that the “discussion of material factors initially considered by the Digital World Board is not intended to be exhaustive.” Please revise to include, without qualification, the full list of material factors considered by the board when determining whether to approve and recommend the Business Combination. Please make similar revisions to your discussion in the summary of the proxy statement/prospectus.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 41 and 198 of the Amended Registration Statement to align with the fact that all material factors have been disclosed.

20.

We note your statement that Digital World “did not rely on [TMTG’s] financial model as a determinative factor in its decision to enter into the Merger Agreement.” Please reconcile this statement with your disclosure including this as a material factor supporting the board’s decision to enter into the merger agreement.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 39, 186 and 196 of the Amended Registration Statement.

21.

We note that EF Hutton prepared a report on Trading Comparables including X, Facebook, Netflix, and Snapchat and that “the median enterprise value of the Trading Comparables available exceeded $324 billion.” Please disclose the material assumptions underlying this analysis and their limitations. Also, please identify the enterprise that you state is the most direct competitor to TMTG’s first product, Truth Social, that had an enterprise value of $41 billion.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 39 and 197 of the Amended Registration Statement.

22.	Please briefly describe the changes to TMTG’s business plan and financial model subsequent to October 2021.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 243 of the Amended Registration Statement.

Digital World’s Management, page 218

23.

We note your disclosure regarding Patrick F. Orlando’s qualifications to serve as director, which include his former position as CEO of Digital World. Please revise to disclose that Mr. Orlando was terminated from his role as CEO consistent with your risk factor on page 69 and the reason for his termination.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 73 and 228 of the Amended Registration Statement.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

Information about TMTG

Company Growth Strategy, page 231

24.	Please briefly describe the technology that you aim to acquire and incorporate into your product offerings.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 243 of the Amended Registration Statement.

License Agreement, page 233

25.	Please briefly describe the limitations to the royalty-free license to use the name and likeness of TMTG’s Chairman and the limitations to the duration of the License Agreement.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 245 and 246 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TMTG, page 241

26.

We note your disclosure on page 188 that “The Board of Digital World Acquisition Corporation believes that TMTG, if properly capitalized, is very well positioned to grow a user base at an accelerated pace. In 2004 when Facebook launched, it obtained an estimated 1 million users within the first year. It then took an estimated three years to reach the 10 million user mark. The board of Digital World Acquisition Corporation believes that management of TMTG is positioned to exceed this initial growth trajectory due to their unique figurehead and marketing proposition.” Please disclose the basis for your statement that TMTG is positioned to exceed 10 million users by its three-year anniversary of operation.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 38 and 196 of the Amended Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of TMTG

Overview, page 241

27.

In light of your significant operating losses and negative cash flows from operating activities, please discuss in reasonable detail your plans for achieving profitability and positive cash flows from operating activities in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 254 of the Amended Registration Statement.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

Key Factors Affecting Results of Operations

Growth in User Base, page 243

28.

We note that the number of users and user engagement are key performance metrics to measure your operating performance. Please tell us whether you gather the following data typically used by social media companies for yourself or others and, if so, please revise to disclose the metrics for each period presented and provide a discussion of any significant fluctuations from period to period:

•	average revenue per user;

•	ad impressions and price per ad; and

•	activated and active user accounts such as monthly active users and daily active users.

Response:

The Company respectfully advises the Staff that since TMTG’s inception, TMTG has focused on developing the Truth Social platform by enhancing features and user interface rather than relying on traditional performance metrics like average revenue per user, ad impressions and pricing, or active user accounts, including monthly and daily active users. While many industry peers may gather and report on these or similar metrics, given the early development stage of the Truth Social platform, TMTG is still actively evaluating the most appropriate, reliable and relevant key operating metrics that align with its evolving business model, especially post-merger when it expects to have access to expanded capital and resources. TMTG believes that this evaluation is critical and in line with its commitment to implement a robust business plan that may involve introducing innovative features and potentially incorporating new technologies. As such, during the periods disclosed, TMTG’s management and board have not relied on any such type of key performance metric to make business or operating decisions. However, as the platform evolves and new technology and features are added, TMTG’s management and board expect that they will reevaluate whether TMTG will gather and monitor one or more metrics and rely on such information in how management makes operating decisions. At such time, TMTG expects to present such material key operating metrics appropriately in its periodic reports to enhance investors’ understanding of its financial condition, cash flows and other changes in financial condition and results of operations. As part of the new disclosure, the Company respectfully advises the Staff that it added also a related risk factor under the header “Risk Factors – Risk Factors Related to TMTG – TMTG does not currently, and may never, collect, monitor or report certain key operating metrics used by companies in similar industries,” which is disclosed on pages 98 and 99 of the Amended Registration Statement.

Results of Operations, page 247

29.	Please provide a discussion and analysis of TMTG’s financial condition and results of operations for the years ended December 31, 2022, and 2021. Refer to Item 303(b) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 263, 264, 265 and 266 of the Amended Registration Statement.

Change in the Fair Value of Derivative Liabilities, page 250

30.

Please explain the underlying reasons for the decrease in fair value of the derivative liability component of the TMTG Convertible Notes for all periods presented. Specifically, address how changes in underlying assumptions or valuation methods contributed to the change in fair value.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 266 of the Amended Registration Statement.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

Critical Accounting Policies and Significant Management Estimates, page 255

31.	In regard to the Convertible Promissory Notes, please discuss how the effects of reasonably likely changes in certain conditions and in your assumptions would impact your results of operations.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 266 of the Amended Registration Statement.

Certain Relationships and Related Party Transactions

License Agreement, page 297

32.	Please disclose the approximate dollar value of the amount of the TMTG’s Chairman’s interest in the License Agreement. Refer to Item 404(d) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 245 and 315 of the Amended Registration Statement.

Digital World Acquisition Corp.

For the 12 Months Ended December 31, 2022 and December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-25

33.

Please have your auditor include an explanatory paragraph in their report to address the correction of the material misstatements in your previously issued financial statements. Refer to paragraph .18(e) of PCAOB AS 3101.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-25 of the Amended Registration Statement.

Note 2. Restatement of Previously Issued Financial Statements, page F-36

34.

Please disclose the nature of each error, such as the errors related to Accrued expenses, Income tax payable, Related party advance, Legal investigations costs and Remeasurement of Class A common stock to redemption value.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-37 of the Amended Registration Statement.

Trump Media & Technology Group Corp.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

For the Twelve Months Ended December 31, 2022 and December 31, 2021

Consolidated Statement of Operations, page FF-20

35.	Please disclose how you generated revenues in 2021 and whether all costs that directly contribute to the generation of revenues have been classified as cost of revenue for all periods presented.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 258 of the Amended Registration Statement.

36.

It appears cost of revenue excludes depreciation expense, resulting in your reporting of income in the form of “gross profit” before depreciation. For all periods presented, please revise to remove “gross profit” and relabel “cost of revenue” to “cost of revenue, exclusive of depreciation shown separately below,” in accordance with the guidance in SAB Topic 11:B. You should similarly revise your Results of Operation disclosures in MD&A.

Response:

The Company acknowledges the Staff’s comment and advises that TMTG has accounted for depreciation and amortization (D&A) as an operating expense within general and administrative expenses. Cost of revenue and gross profit are presented before operating expenses (and therefore exclude D&A). TMTG has revised its presentation of operating expenses so that D&A is now shown as a separate line item within operating expenses. TMTG has revised its financial statements and the disclosure on pages 261 and 262 of the Amended Registration Statement accordingly.

Note 2. Significant Accounting Policies and Practices

Cost of Revenue, page FF-23

37.	Please disclose your policy for classifying all direct and indirect costs incurred in the generation of revenue as cost of revenue.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 259 of the Amended Registration Statement.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

Revenue Recognition, page FF-25

38.

Please expand your revenue recognition policy disclosure to fully comply with ASC 606-10-50 regarding the nature, amount, timing, and uncertainty of revenues and cash flows arising from contracts with customers. In light of your Rumble and TAME agreements, please disclose in sufficient detail the transactions that constitute your reported revenues. Such disclosure should clearly describe your advertising customer, the service you provide, including clearly identifying the nature of the performance obligation(s) specified in your contracts, the sales price calculation, the timing of your revenue recognition, and the material rights and obligations that attach to both parties of the contract. For your agreements with Rumble and TAME, also explain how you concluded you were the principal or agent in the arrangements. Please refer to ASC 606-10-50-12(c) and ASC 606-10-55-36 through 55-40.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 272 of the Amended Registration Statement.

Note 7. Net Sales-Related Party, Related Party Receivable and Payable, page FF-28

39.	In regard to the related party receivable and payable, please disclose the amounts, terms and manner of settlement of the transactions. Refer to ASC 850-10-50-1.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page FF-15 of the Amended Registration Statement.

40.

We note the disclosure on page 233 of the License Agreement. Please disclose the material terms of the Name and Likeness Agreement, such as the termination provisions, up-front or execution payments paid and aggregate amounts paid to date, if any, under the agreement. Please also describe how you are accounting for it and advise us.

Response:

The Company acknowledges the Staff’s comment and respectfully requests the Staff refer to the above responses to comments #8, #9, and #25. Section 7 of the License Agreement provides that TMTG was obligated to pay to Licensor, DTTM Operations, LLC, an entity wholly beneficially owned by TMTG’s Chairman, $100 (one hundred dollars) upon the execution of the License Agreement and that such amount constituted full consideration and a fully paid-up royalty covering the entire term of the License Agreement for the licenses granted in the License Agreement. TMTG has not paid any other amounts to the Licensor, pursuant to the License Agreement. The Company has therefore revised the disclosure on pages 245 and 315 of the Amended Registration Statement.

Note 8. Convertible Promissory Notes, page FF-29

41.

We note that you bifurcated a derivative liability representing the conversion feature in your convertible promissory notes. Please tell us how you considered whether the contracts are indexed to your own stock such that you would meet the scope exception in ASC 815-10-15-74 and 815-40-15, and not account for the contract as a derivative instrument. In this regard, it appears that the conversion price for Notes 1 to 7 is fixed.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the scope exception of ASC 815-10-15-74 is not applicable to TMTG.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

ASC 815-10-15-74(a) is not applicable to TMTG Convertible Notes, as both conditions set forth therein must be met: (i) indexed to its own stock and (ii) classified in stockholders’ equity in its statement of financial position. Although TMTG Convertible Notes are indexed to TMTG’s stock, the Company respectfully advises the Staff that TMTG Convertible Notes were classified as liabilities and not as stockholders’ equity in its statement of financial position. In consequence, condition (ii) of subsection a) is not met, and thus not applicable to TMTG.

ASC 815-10-15-74(b) is not applicable, as TMTG Convertible Notes were not issued by TMTG for share-based payment arrangements with employees, which is the subject to Topic 718.

ASC 815-10-15-74(c) is not applicable to TMTG as TMTG Convertible Notes are not a contract between an acquirer and a seller to enter into a business combination, contract with a not-for-profit entity, or merger with not-for-profit entities.

ASC 815-10-15-74(d) is not applicable to TMTG. TMTG Convertible Notes include an automatic conversion feature that settles to a variable number of shares to equal a fixed monetary value upon certain events (e.g., SPAC, IPO, or private placement). However, the TMTG Convertible Notes do not embody a “conditional obligation” to settle by issuing a variable number of its equity shares indexed to a fixed monetary amount because the condition to trigger the feature is solely within control of the Company. Therefore, Subtopic 480-10 does not apply and ASC 815-10-15-74(d) is not applicable.

In addition, the guidance in Subtopic 815-40-15 is not applicable to TMTG because the derivative instrument component of the TMTG Convertible Notes is embedded in and not detachable from the financial instrument.

In conclusion, the scope exception provided under ASC 815-10-15-74 and 815-40-15 is not applicable to TMTG, which allows TMTG to bifurcate its derivative liabilities.

42.

Please tell us how your accounting of the embedded derivative and host components of convertible promissory notes comply with the allocation method specified in ASC 815-15- 30-2 upon initial measurement and the limitation for subsequent measurement specified in ASC 815-15-35-3. In so doing, explain to us why the aggregate fair value initially recognized for the derivative liability of $75.4 million shown on page F-30 is significantly greater relative to the aggregate face value at issuance of the associated convertible debt of $22.8 million.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that TMTG determined that the automatic discounted share-settlement feature upon certain events (e.g., SPAC, IPO, or private equity) is an embedded derivative, thus requiring bifurcation accounting for all TMTG Convertible Notes.

The total nominal value of TMTG Convertible Notes, after taking into account debt issuance costs, was $22.6 million as of December 31, 2021 (i.e., $22.84 million of TMTG Convertible Notes at face value less $0.24 million of debt issuance costs). The fair value of the derivate liability component on issuance for these notes was $21.2 million. ASC 815-15-30-2 defines the initial carrying value assigned to the host contract as the difference between the basis of the hybrid instrument and the fair value of the embedded derivative. The values calculated for the derivative liability component and host contract (liability component at date of issue) were $21.2 million and $1.4 million, respectively.

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

ASC 815-15-35-3 does not apply to TMTG, as TMTG is not adjusting the host contract component of the hybrid instrument at fair value, nor is TMTG further adjusting with changes in fair value to recognize these changes in earnings or other comprehensive income. Rather, the carrying value of the host component (net of initial debt discount and any related debt issuance costs recorded) of TMTG Convertible Notes is accreted using the effective interest rate method under ASC 835 (Interest) until maturity.

In consequence, TMTG determined that the automatic discounted share-settlement feature upon certain events (e.g., SPAC, IPO, or private equity) is an embedded derivative, thus requiring bifurcation accounting as (1) the feature is not clearly and closely related to the debt host and (2) the feature meets the definition of a derivative under ASC 815 (Derivative and Hedging). Subsequent changes to the fair value of the embedded derivative flow through the income statement. The change to the fair value of the derivative liability for the period ended December 31, 2021, was $54.2 million. Thus, the total derivative liability increased from $21.2 million (fair value at initial measurement) to $75.4 million. The significant increase in the value of the embedded derivative liability was primarily driven by a sharp increase in the Digital World stock price, which underlies the value of the conversion feature of the notes in the event of a SPAC transaction, and a substantial increase in the assumed probability of a successful SPAC merger, from the date of issuance to December 31, 2021.

Note 9. Fair Value Measurement, page FF-30

43.	Please disclose the key assumptions utilized in determining the fair value of the conversion feature related derivative liabilities under the Black Scholes and Monte-Carlo valuation methodologies.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on page 265 of the Amended Registration Statement.

*                *                 *                *

TO: Joseph Cascarano; Robert Littlepage; Austin Pattan; Jeff Kauten

December 22, 2023

If you have any questions regarding this submission, please contact Brandon Bortner at 202-551-1840 or Gil Savir at 770-878-2696

Thank you for your time and attention.

Sincerely,

/s/ Brandon J. Bortner

Brandon J. Bortner

of PAUL HASTINGS LLP